UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Capital Senior Living Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

140475203

(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700

New York, NY 10022

(917) 595-5010

Steve Wolosky, Esq.

Kenneth Mantel, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		255,732
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

255,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

255,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		255,732
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

255,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

255,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		255,732
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

255,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

255,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 140475203

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 25, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on June 9, 2021 (“Amendment No. 1”, and together with the Original Schedule 13D, the “Schedule 13D”). Any capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

This Amendment No. 2 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (iii) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea and OA, the “Reporting Persons”).

Since the date of Amendment No. 1, Pangaea purchased additional shares of Common Stock, as described in further detail in Item 5 below, and delivered a letter to the Issuer’s Board of Directors (the “Board”) and issued a related press release. This Amendment No. 2 is being filed to amend Item 3, Item 4 and Item 5 of the Schedule 13D to reflect those developments. Except as amended hereby, all statements and disclosures in the Schedule 13D remain accurate as of the date of this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pangaea has expended an aggregate of approximately $7,562,388 of its investment capital to acquire the 255,732 shares of Common Stock beneficially owned by Pangaea (the “Shares”).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and an attractive investment opportunity.

The Reporting Persons have engaged in discussions with management and the Board regarding the Issuer’s performance, capital structure, financial condition and, generally, opportunities to maximize value for the Issuer’s stockholders.

On August 9, 2021, OA delivered a letter to the Board expressing its strong opposition to the Issuer’s recently announced transactions (the “Transactions”) with Conversant Capital LLC (together with its affiliates, “Conversant”), including but not limited to an interim debt financing with a headline interest rate of 15% and a payment premium to give Conversant a capital return of 1.05x to 1.20x on top of accrued interest. In the letter, OA noted the plunge in the Issuer’s stock price since the Transactions were announced and expressed its concerns regarding the troubling terms of the Transactions, and their implications for the Issuer’s stockholders. OA also noted that the Transactions require formal stockholder approval at the Issuer’s upcoming special meeting of stockholders, and expressed its view that the Issuer and Conversant have structured the interim financing to be as coercive to stockholders as possible to obtain approval.

OA stated that it believes the Board has breached its fiduciary duties to stockholders by entering into the agreements with Conversant associated with the Transactions, and that it unequivocally opposes the Transactions and intends to vote its Shares against their approval.

OA offered to meet with and assist the Board in exploring alternative strategic and/or financing options.

5

CUSIP No. 140475203

OA issued a press release including the full text of the letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial performance and strategic direction, actions taken by the Board, price levels and availability of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise, disposing of any or all of their Securities in the open market or otherwise, engaging in any hedging or similar transactions with respect to the Securities, including swaps and other derivative instruments, enter into share lending or borrowing arrangements, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including making recommendations or proposals to the Issuer concerning changes to the capitalization, capital allocation, ownership structure, management and Board structure (including Board composition), potential transactions involving the Issuer or certain of its businesses, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or suggestions for improving the Issuer’s financial and/or operational performance, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) As of the filing date of this Amendment No. 2, the Reporting Persons, in total, beneficially own 255,732 Shares. The Shares represent approximately 11.7% of the outstanding shares of Common Stock. Percentages of the shares of Common Stock outstanding reported in this Amendment No. 2 are calculated based upon the 2,182,375 shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 14, 2021. OA has voting and dispositive power over the Shares held by Pangaea, and through ownership and control Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.

(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected since the filing of Amendment No. 1 to the Schedule 13D by any Reporting Person, inclusive of any transactions effected through August 9, 2021.

(d) Other than Pangaea that beneficially holds the Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

6

CUSIP No. 140475203

Item 7.	Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit Number	Description of Exhibits
99.1	Press Release, dated August 9, 2021

7

CUSIP No. 140475203

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2021	PANGAEA VENTURES, L.P.

	By:	Ortelius Advisors GP I, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: August 9, 2021	ORTELIUS ADVISORS, L.P.

	By:	Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: August 9, 2021	/s/ Peter DeSorcy
Peter DeSorcy

8

CUSIP No. 140475203

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of the Shares which were effectuated by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D, inclusive of any transactions effected through August 9, 2021. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Average Price per Share ($)
June 10, 2021	2,957	$41.37
June 11, 2021	100	$41.75
June 14, 2021	100	$44.70
June 23, 2021	2,431	$44.37
July 21, 2021	2,983	$40.81
August 5, 2021	28,091	$23.45
August 6, 2021	9,120	$25.04
August 9, 2021	60,000	$25.98